EXHIBIT 4.2

Option Grant under the
Enterprise Products 1998 Long-Term Incentive Plan

Date of Grant:	____________________, 200__
Name of Optionee:	__________________________
Option Exercise Price per Common Unit:	$_________
Number of Options Granted (One Option equals the Right to Purchase One Common Unit):	_________
Option Grant Number:	O98-_______

        Enterprise Products Company (the “Company”) is pleased to inform you that you have been granted options (the “Options”) under the Enterprise Products 1998 Long-Term Incentive Plan (the “Plan”) to purchase Common Units (“Common Units”) of Enterprise Products Partners L.P. (the “Partnership”) as follows:

        1.        You are hereby granted the number of Options to acquire a Common Unit set forth above, each such Option having the option exercise price set forth above.

        2.        The Options shall become fully vested (exercisable) on the earlier of (i) the date that is four years after the Date of Grant set forth above (the “Vesting Date”) or (ii) a Qualifying Termination (as defined below). Subject to the further provisions of this Agreement, the Options, to the extent vested, may be exercised (in whole or in part or in two or more successive parts) during your employment with the Company and its Affiliates only during any February, May, August, November or any other month in respect of which the Company notifies you that the Options may be exercised (a “Qualified Month”) that is within the period beginning on and after the Vesting Date and ending on the date which is nine years and 364 days after the Date of Grant set forth above (the “Termination Date”). In the event your employment with the Company and its Affiliates is terminated prior to the Vesting Date for any reason other than a Qualifying Termination, the Options shall automatically and immediately be forfeited and cancelled unexercised on the date of such termination of employment. For purposes of this Option grant award, the term “year” shall mean a period comprised of 365 (or 366, as appropriate) days beginning on a day of a calendar year and ending on the day immediately preceding the corresponding day of the next calendar year. For example, if the Date of Grant of an Option grant award is January 20, 2001, one year after the Date of Grant would be January 20, 2002, the Vesting Date would be January 20, 2005 and the Termination Date would be January 20, 2011.

        3.        To the extent vested and after receiving clearance from the Transactions Committee, as provided in Addendum No. 2, the Options may be exercised from time to time by a notice in writing of such exercise which references the Option Grant Number set forth above and the number of Options (or Common Units relating thereto) which are being exercised. Such notice shall be delivered or mailed to the Company at its corporate offices in Houston, Texas, as follows:

        Mailing Address: Enterprise Products Company, P.O. Box 4324, Houston, Texas 77210-4324, Attention: Secretary

        Delivery Address: Enterprise Products Company, 2727 North Loop West, 7th Floor, Houston, Texas 77008, Attention: Secretary

An election to exercise shall be irrevocable. The date of exercise shall be, if such election is by delivery, the date the notice is hand delivered to the Company, or if such election is mailed to the Company, the date on which the envelope is postmarked by the U.S. Postal Service, whichever is applicable; provided, however, if you are an employee of the Company or an Affiliate and such mailing or delivery date occurs other than in a Qualified Month, it shall be deemed exercised in the next Qualified Month. Further, if the date of exercise is on a day on which the New York Stock Exchange is generally closed for trading, the exercise date shall be deemed to be the next preceding date on which the New York Stock Exchange is generally open for trading.

        4.        An election to exercise one or more of the Options shall be accompanied by the tender of the full exercise price of the Options (rounded to the nearest whole cent) for which the election is made. Payment of the purchase price may be made in cash or a check acceptable to the Company or a cashless-broker procedure approved by the Company. However, no exercise shall be effective until you have made arrangements acceptable to the Company to satisfy all applicable tax withholding requirements of the Company, if any, with respect to such exercise.

        5.        None of the Options are transferable (by operation of law or otherwise) by you, other than by will or the laws of descent and distribution. If, in the event of your divorce, legal separation or other dissolution of your marriage, your former spouse is awarded ownership of, or an interest in, all or part of the Options granted hereby to you (the “Awarded Options”), (i) to the extent the Awarded Options are not fully vested, the Awarded Options shall automatically and immediately be forfeited and cancelled unexercised as of the original date of the award thereof and (ii) to the extent the Awarded Options are fully vested, the Company, in its sole discretion, may at any time thereafter cancel the Awarded Options by delivering to such former spouse Common Units having an aggregate Fair Market Value equal to the excess of the aggregate Fair Market Value of the Common Units subject to the Awarded Options over their aggregate Exercise Price.

        6.        In the event you terminate employment with the Company and its Affiliates for any reason other than a Qualifying Termination (as defined below), the Options, if fully vested, may be exercised by you (or, in the event of your death, by the person to whom your rights shall pass by will or the laws of the descent and distribution (“Beneficiary”)) only during the 30-day period beginning on your employment termination date; provided, however, that, other than for a Qualifying Termination, in no event shall the Options be exercisable after the Termination Date. A “Qualifying Termination” means your employment with the Company and its Affiliates is terminated due to your (i) death, (ii) receiving long-term disability benefits under the Company’s long-term disability plan or (iii) retirement with the approval of the Committee on or after reaching age 60. If you cease to be an “active, full-time employee”, as determined by the Committee in its sole discretion, without regard as to how your status is treated by the Company for any of its other compensation or benefit plans or programs, you will be deemed to have terminated employment with the Company and its Affiliates for purposes of this Agreement.

        7.        In the event of a Qualifying Termination, the Options may be exercised by you or, in the event such Qualifying Termination was due to your death, by your Beneficiary, at any time on or prior to the earlier of (A) the date which is 365 days after the date of such Qualifying Termination or (B) the date which is 90 days after the Termination Date.

        8.        Nothing in this Agreement or in the Plan shall confer any right on you to continue employment with the Company or its Affiliates or restrict the Company or its Affiliates from terminating your employment at any time. Unless you have a separate written employment agreement with the Company or an Affiliate, you are, and shall continue to be, an “at will” employee.

        9.        Notwithstanding any other provision of this Agreement, the Options shall not be exercisable, and the Company shall not be obligated to deliver to you any Common Units, if counsel to the Company determines such exercise or delivery, as the case may be, would violate any law or regulation of any governmental authority or agreement between the Company and any national securities exchange upon which the Common Units are listed or any policy of the Company or any Affiliate of the Company.

        10.        Notwithstanding any other provision of this Agreement, if you give notice of exercise within a “quiet period,” as provided in Addendum No. 1 hereto, the timing of the delivery of Common Units pursuant to your exercise shall be governed by the terms of Addendum No. 1. Further, the Company shall have no liability to you for any loss you may suffer (whether by a decrease in the value of the Common Units, failure or inability to receive Partnership distributions or otherwise) from any delay by the Company in delivering to you Common Units in connection with the whole or partial exercise by you of the Options.

        11.        These Options are subject to the terms of the Plan, which is hereby incorporated by reference as if set forth in its entirety herein, including, without limitation, the ability of the Company, in its discretion, to accelerate the termination of the Option and to amend your Option grant award without your approval. In the event of a conflict between the terms of this Agreement and the Plan, the Plan shall be the controlling document. Capitalized terms that are used, but are not defined, in this Option grant award have the respective meanings provided for in the Plan. The Plan, as in effect on the Date of Grant, is attached hereto as Exhibit A.

ENTERPRISE PRODUCTS COMPANY

By:_________________________________
John L. Tomerlin, Vice President

Addendum No. 1 to
Option Grant Award under the
Enterprise Products 1998 Long-Term Incentive Plan

This Addendum deals with the ability of an option holder to exercise options when the trading window in securities of Enterprise Products Partners L.P. (“Enterprise” or the “Company”) is closed or during other “quiet periods” when the Company or an Affiliate is involved in potential transactions or other significant developments and certain employees are in possession of material non-public information about them.

If notice of an option exercise is given during the period the trading window is closed (or during the five trading days prior to such period) or while another quiet period has been designated with respect to any significant pending transaction or similar development, the delivery of Enterprise Common Units for such exercise will be deferred (i) with respect to option holders who are not employees or directors of the Company or an Affiliate, until the quiet period has ended, and (ii) with respect to option holders who are employees or directors of the Company or an Affiliate, until the Qualified Month in which the quiet period ends or the next Qualified Month following the end of such quiet period, as the case may be. This restriction as to quiet periods must apply to all option holders, even though some option holders may not be in possession of material non-public information with respect to the developments related to a particular quiet period.

These restrictions may affect your planning for the exercise of your options, but they are necessary to assure compliance with the securities laws. When thinking about the exercise of options you have been granted, you should alert John Tomerlin in the Human Resources Department or Hank Bachmann or John Smith in the Legal Department in advance of the date you plan to exercise, so the absence of insider trading restrictions can be confirmed and adequate time is allowed for orderly completion of the stock market transactions and transfer of the securities to your investment account

Addendum No. 2 to Option Grant Award Under the Enterprise Products Company
1998 Long-Term Incentive Plan
(February 5, 2003)

Compliance Procedures for Exercising Options in EPD Units

SEC regulations now require Enterprise Products Company (the “Company”) and its affiliates that own Enterprise Products Partners L.P. (“EPD”) Common Units or issue options in EPD Common Units, together with the directors and certain officers of Enterprise Products GP, LLC, to file reports about changes in their beneficial ownership of such securities “before the end of the second business day following the day on which the subject transaction has been executed.” This means reports must be filed with the SEC within two business days every time an Enterprise employee exercises options and the Company redeems the options with Common Units. To assure that the Company and the employees who exercise options can meet this very short reporting deadline, we have created the Securities Transactions Committee (the “Transactions Committee”) to oversee compliance with Company and SEC requirements and are establishing the following procedures governing option exercises. The current members of the Transactions Committee are Dub Andras, Mike Creel, Hank Bachmann and John Tomerlin.

1.	Mandatory Pre-Transaction Clearance

You may not exercise options in EPD Common Units without first obtaining clearance of the transaction from the Transactions Committee. An Options Transaction Clearance Request (a “Request Form”) (Attachment 1) should be submitted in writing to John Tomerlin at least two business days in advance of the proposed transaction. The Transactions Committee will then determine whether the transaction meets the following criteria (the “Approval Criteria”) and may proceed:

• the person submitting the Request Form is not in the possession of material non-public information,
• the trading window is open and no other blackout period is in effect,
• the timing of the proposed transaction is not inappropriately close to a potential EPD securities offering or a potential EPD material transaction or event, and
• there is nothing about the proposed transaction that the Transactions Committee reasonably believes could adversely impact EPD.

The Transactions Committee will give the employee notice of approval or disapproval of the proposed transaction. Until such notice is given to the employee, the affected options shall not, and shall not be deemed to be, exercised. An employee may withdraw such Request Form at any time prior to receipt of the approval or disapproval notice from the Transactions Committee.

2.	Options Exercise Mechanics

When you exercise options, you are responsible for paying the option price for the Common Units (the “Strike Price”) and all costs associated with the transaction (the “Costs”), including the income tax withholding on the compensation represented by the value of the options [currently a minimum of 27%1], Medicare taxes [currently at 1.45%], plus FICA taxes [currently at 6.2%] if the annual maximum has not been reached at the time of exercise), brokerage fees on the sale of any units ($0.05 per unit under the Company’s current arrangements with Morgan Stanley) and other any other applicable fees or expenses. You will receive the net proceeds of the exercise.

For example, assume an employee who is a resident of Texas (which currently has no state income tax) and is required to pay FICA taxes on the entire compensation value of the options exercises 10,000 options with a Strike Price of $10.00 when the market price of a Common Unit is $25.00:

> The total Strike Price would be $100,000.
> Federal income tax withholding liability (at 27%) on the income represented by the $150,000 (compensation value) difference between the Strike Price and market price would be $40,500,
> FICA tax on the $150,000 would be $9,300.
> Medicare tax on the $150,000 would be $2,175,
> Brokerage fees on the 6079 Common Units sold to pay the total liability of $151,975 for the Strike Price and Costs would be $304, and
> Net proceeds to the employee would be cash or Common Units worth approximately $97,700.

3.	Mandatory Options Exercise Procedure

The extremely short deadline for reporting the Company’s options transactions (and those of its officers and directors who are also required to report their transactions in Common Units) requires that we have a tight interface with a broker

[1] For federal income tax. Your state of residence may also have an income tax. You may want to consider increasing the withholding rate, depending on your personal tax situation. Please consult your financial or tax advisor.

handling option exercises (which will be completed by means of a so-called “cashless-exercise” procedure as described below2). Therefore, we have selected Morgan Stanley as the broker to handle all options exercise transactions and have established the following options exercise procedure:

a.	The employee submits a Request Form to John Tomerlin.

b.	The Transactions Committee determines whether the proposed exercise meets the Approval Criteria and either approves or disapproves the proposed exercise.

c.	When the Transactions Committee approves a proposed exercise,

1) the Company:

i) sends Morgan Stanley the Request Form showing details of the transaction, including the employee’s name, the number of options being exercised, the Strike Price and Costs to be paid, and
ii) causes to be delivered to the employee’s account at Morgan Stanley the number of Common Units corresponding to the number of options being exercised, and

2) the employee sends to Morgan Stanley a Broker Instructions form (Attachment 2) providing information about the exercise, the number of Common Units to be sold to cover the Costs and the Strike Price, the means (Common Units or cash) by which the net proceeds of the exercise are to be delivered to the employee and any brokerage or bank account information required to effect delivery of the net proceeds.

d.	Morgan Stanley then sells a sufficient number of the delivered Common Units to pay the Strike Price and Costs, and either: 1) delivers the balance of the Common Units to the employee as a wire transfer to the employee’s brokerage account (which at the discretion of the employee may be at Morgan Stanley, a Morgan Stanley affiliate or another broker) or 2) sells the balance of the Common Units and delivers the cash proceeds to the employee by wire transfer to a bank or brokerage account designated by the employee.

Be aware that you may be at risk for changes in the market value of Common Units for the time between delivery of a Request Form and the date Morgan Stanley actually completes the transaction and delivers the proceeds to you, as outlined above. The market price could go up or down in that period, and you will have no control over such fluctuations. This could work to your advantage or your disadvantage, depending on market conditions.

4.	Note of Caution for Section 16 Officers and Directors

The sale of Common Units that occurs to pay the Strike Price and other Costs in a cashless-exercise procedure is attributed to the person exercising the options and is subject to Section 16(b) short-swing profits liability. Therefore, you must not make a cashless exercise of any option within six months of making any purchase on the open market (or in any EPD public offering) at a price lower than the sale price to be realized in a cashless transaction. Because the operation of this rule is such a dangerous trap for the unwary, we strongly recommend that you avoid purchasing EPD units on the open market and, instead, make all of your purchases of EPD units through the Employee Unit Purchase Plan or other avenues that offer exemptions from short-swing profits liability. By the same token, you should avoid any purchases or sales of EPD units being made on the open market by or on behalf of any of your household family members, trusts, custodian accounts and similar arrangements, because such purchases can be matched against any sale of EPD units by you or such holders within the six-month scrutiny period. Any legal fees, profits disgorgement obligations or penalties resulting from short-swing profits liability will be the responsibility of the person executing the transactions in question. Note in particular that any Section 16 officer who purchases Common Units in connection with any EPD public offering must not undertake a cashless exercise of options for six months following any such purchase (because the sale aspect of the cashless exercise would be matched with any purchase at a lower price within the six-month window).

5.	Company Assistance

Thank you for your cooperation in helping assure that the Company’s compliance obligations under the securities laws can be fulfilled in an orderly and reliable manner. Any employee who has questions about this memorandum or its application to any proposed transaction may obtain additional guidance from the John Smith or Hank Bachmann in the Legal Department.

6.	Certification

[2] If an option holder wishes not to utilize by the cashless-exercise method and pay the Company in cash for the Strike Price and Costs, the Transactions Committee should be consulted in advance.

All holders of EPD options must certify their understanding of, and intent to comply with, the procedures set forth in this memorandum. Please return a copy of the following Certification page to me immediately.

1334248_4.DOC

Attachments	1. OPTIONS TRANSACTION CLEARANCE REQUEST
2. BROKER INSTRUCTIONS

CERTIFICATION

I certify that I have read the memorandum concerning Compliance Procedures for Exercising Options in EPD Units dated February 5, 2003, and agree to be bound by and follow the procedures it describes.

__________________________________________
Date: ________________

Attachment 1
OPTIONS TRANSACTION CLEARANCE REQUEST

TO:	Securities Transactions Committee c/o John Tomerlin
FROM: __________________________
DATE:	________________,200__
RE:	Request for Clearance to Exercise EPD Options

I am requesting clearance of the following proposed exercise of options in Enterprise Products Partners L.P. (“EPD”) Common Units:

        Number of options to be exercised:       ___________

        Option Number ______

        Strike Price $______ per Common Unit

        Income tax withholding rate to be applied:   ☐ 27% or ☐ __% (check one)

        Proposed date(s) of exercise: __________________________________

By submitting this request, I represent that I am not in possession of any material non-public information about EPD that would disqualify me under the federal securities laws from executing the proposed transaction.

________________________________           Date: _________________, 200__

☐  Transaction cleared.

        Applicable Taxes on Compensation Represented by Value of Options Exercised:
                Remaining FICA liability for current year (at 6.2%): $___________
                Medicare tax liability (at 1.45%): $__________
☐  Transaction NOT cleared.

By: ____________________________________

Date: _____________,200__.

cc: Employee, John Smith, Randy Burkhalter, Mike Knesek, John Tomerlin

Attachment 2
BROKER INSTRUCTIONS

TO:	Morgan Stanley
FROM: _________________________________________ (“Option Holder”)
RE:	Irrevocable Cashless Option Exercise Notice and Delivery Instructions

This is my irrevocable notice to exercise the following employee unit options in the common units of Enterprise Products Partners L.P. (“Common Units”). I am providing the attached copy of my Options Transaction Clearance Request showing approval by Enterprise Products Company (“EPCO”) and the following instructions for the cashless options exercise procedure established by EPCO and Morgan Stanley as follows:

Grant Date	Option Type	# of Options/Units	Strike Price

I authorize Morgan Stanley in connection with the above exercise to 1) receive Common Units corresponding to the number of options being exercised, 2) sell sufficient of these Common Units to cover the Strike Price and my income tax withholding, FICA and Medicare tax liabilities3) deduct from the proceeds its commission at the rate of $0.05 per Common Unit sold and 4) remit to EPCO the Strike Price and income tax withholding, FICA and Medicare taxes.

Issuer Name:	Enterprise Products Partners L.P. (NYSE-EPD)
Type of proceeds: ☐Common Units deposited into brokerage account.
☐Cash only

If Common Units are to be deposited into my brokerage account:
_______________________________ (___) ___-_______
Broker’s Name	Telephone
_______________________________ ___________________________
Brokerage Firm	My Account Number

_____________________________________________
Broker’s DTC Number

If cash proceeds:
_____________________ _____________________ _______________
Name of My Bank City and State	Bank’s ABA Number

_______________________________________ _______________
Name(s) on Account	My Account Number

________________________________           Date: _______________________
Signature of Option Holder

“SHORT-SWING” PROFITS ACKNOWLEDGEMENT (For Section 16 Officers and Directors Only)
        I acknowledge that I have been designated or am classified pursuant to Section 16 of the Securities Exchange Act of 1934 (the “Act”) as an officer (generally, an officer, director or 10% unitholder) of Enterprise Products Partners L.P. and that the above exercise by me of options in Enterprise Products Partners L.P. Common Units will be a transaction that could subject me to liability for recovery of “short-swing” profits under Section 16(b) of the Act. I also represent that no purchase of Common Units has been made within the past six months by me, my spouse, any of my household family member or any trust, custodian account or similar arrangement for any of the foregoing persons I further acknowledge that, to the extent I deem appropriate, I have consulted with my personal legal counsel or other advisors in connection with this proposed exercise of options.

________________________________
Printed Name: __________________
Date: __________________________

Enterprise Products Company Use Only

The above Option Holder is (  ) is not (  ) considered a Section 16 Officer of Enterprise Products Partners L.P. Please see following “Short-Swing” Profit Acknowledgement if the Option Holder is a Section 16 Officer.

EPCO represents that the Common Units are issued pursuant to an effective registration statement and that the Common Units will be free of any restrictive legend.

Payment for the Total Due amount above should be made via journal entry to EPCO’s Morgan Stanley account No. ___-___-___.

Enterprise Products Company

By: ______________________
Title: _____________________
Date: _____________________